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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           U. S. HOME SYSTEMS, INC.
                               (Name of Issuer)

                        Common Stock, $0.001 par value
                        (Title of Class of Securities)

                                   90335C100
                                (CUSIP Number)

                            U.S. Home Systems, Inc.
                       750 State Highway 121, Suite 170
                            Lewisville, Texas 75067
                          Attention:  Murray H. Gross
                                (214) 488-6300
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               February 15, 2001
             (Date of Event which Requires Filing this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 204.103d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [  ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 90335C100                  13 D                            Page 2 of 5
-------------------------------------    ---------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Mark Honigsfeld Revocable Living Trust (S.S. of Trustee
     ###-##-####)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO   See (1)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
       NUMBER OF
                                   286,891  shares of common stock, $0.001 par
        SHARES                     value per share (2)
                           -----------------------------------------------------
     BENEFICIALLY            8     SHARED VOTING POWER

        OWNED                      -0-
                           -----------------------------------------------------
       BY EACH               9     SOLE DISPOSITIVE POWER

   REPORTING PERSON                286,891 shares of common stock, $0.001 par
                                   value per share (2)
        WITH               -----------------------------------------------------

                            10     SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     286,891  shares of common stock, $0.001 par value per
     share (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8%
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14   TYPE OF REPORTING PERSON

     OO   (Revocable Living Trust)
--------------------------------------------------------------------------------

(1)  U.S. Remodelers, Inc., a Delaware corporation merged with and into U.S.
     Pawn Acquisition Sub, Inc., U.S. Pawn, Inc.'s wholly owned Delaware subsidiary, with U.S. Remodelers, Inc. surviving. Pursuant to the terms and conditions of this merger, U.S. Remodelers, Inc. shareholders exchanged all of their outstanding shares for shares of common stock of U.S. Pawn, Inc. Coinciding with this merger, U.S. Pawn, Inc. re-capitalized its equity with a four (4) for one (1) reverse stock split, reincorporated in Delaware and changed its name by merging with and into U.S. Home Systems, Inc., a wholly-owned Delaware subsidiary of U.S. Pawn, Inc. The Reporting Person's respective consideration consists of such person's shares of U.S. Remodelers, Inc. shares that were exchanged for Issuer's post- reverse stock split shares of common stock.
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Item 1.   Security and Issuer                                        Page 3 of 5

     The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock"), of U.S. Home Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 750 State Highway 121, Suite 170, Lewisville, Texas 75067.

Item 2.   Identity and Background.

     This Statement is being filed on behalf of Mark Honigsfeld Revocable Living Trust, with Mark Honigsfeld as Trustee (the "Honigsfeld Trust"). Hereinafter the Honigsfeld Trust is referred to in this Statement as the "Reporting Person".

     The principal place of residence of Mark Honigsfeld, Trustee of the Honigsfeld Trust is 969 East End Avenue, Woodmere, New York 11598.

     During the last five years, the Reporting Person has neither been convicted in a criminal proceeding, nor has such Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Effective February 15, 2001, the Issuer, formerly known as U.S. Pawn, Inc., merged its wholly-owned Delaware subsidiary with and into U.S. Remodelers, Inc., a Delaware corporation, with U.S. Remodelers, Inc. surviving. The Issuer subsequently reincorporated in Delaware and re-capitalized its equity with a four (4) for one (1) share reverse stock split on all of the its Common Stock through a merger with its wholly owned Delaware subsidiary. In connection with both of these mergers, the shareholders of U.S. Remodelers, Inc. exchanged their outstanding shares of U.S. Remodelers, Inc. common stock for an aggregate of 4,045,633 shares of U.S. Home Systems, Inc. (on a post-reverse stock split basis, the aggregate number of shares of Common Stock held as a result of this exchange results in the shareholders of U.S. Remodelers holding 83% of the Issuer's outstanding Common Stock following the mergers and recapitalization.)

Item 4.   Purpose of Transaction.

     The Reporting Person acquired the securities covered by this Statement for investment purposes.

Item 5.   Interest in Securities of the Issuer.

     The Honigsfeld Trust is deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be the beneficial owner of an aggregate of 286,891 shares of the Common Stock as a result of a Issuer's wholly-owned Delaware subsidiary merging with U.S. Remodelers, Inc. effective on February 15, 2001.
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                                                                     Page 4 of 5

     Based upon the Issuer's stock transfer records as of February 15, 2001, there were 4,902,578 shares of the Common Stock issued and outstanding (post a four (4) for one (1) reverse stock split). The following chart represents the number of shares held by the Reporting Person and the percentage deemed to beneficially owned by such Reporting Person, as calculated pursuant to Rule 13d-3 of the Exchange Act as of February 15, 2001:


-------------------------------------------------------------------------
                                 Number of             Percentage of
     Reporting Person           Shares Held              Ownership
-------------------------------------------------------------------------
     Honigsfeld Trust            286,891                   5.8%
-------------------------------------------------------------------------

     Except as set forth herein, the Reporting Person has not effected any transactions in shares of the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On February 13, 2001, the Issuer entered into an Escrow Agreement with U.S. Remodelers, Inc., a Delaware corporation and the shareholders of U.S. Remodelers, Inc., whereby 10% of the Issuer's shares of Common Stock received by the U.S. Remodelers, Inc. shareholders as merger consideration (aggregating 404,564 shares of Common Stock) will be placed in escrow to cover any indemnification claims against U.S. Remodelers, Inc. that may arise after the merger. Pursuant to this Escrow Agreement, U.S. Remodelers, Inc.'s aggregate liability for indemnification shall not exceed the lesser of the value of the shares held in escrow or $500,000. Additionally, any liability that might arise to the shareholders of U.S. Remodelers, Inc. will also be limited to the aggregate number of shares held in escrow hereunder. This Escrow Agreement is governed by the laws of the state of Colorado and expires on February 15, 2002.

     The Escrow Agreement is included herein as Exhibit 1 and is incorporated herein in its entirety by reference in response to this Item. The foregoing description of the terms and provisions of such document is provided in summary format only, and is qualified in its entirety by reference to such document.

Item 7.   Material to Be Filed as Exhibits.

The following exhibits are filed herewith:

     Exhibit 1. Escrow Agreement, dated February 13, 2001, among the Issuer, U.S. Remodelers, Inc. and the shareholders of U.S. Remodelers, Inc.
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                                                                     Page 5 of 5

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 26, 2001

                                   MARK HONIGSFELD REVOCABLE LIVING TRUST


                                    /s/MARK HONIGSFELD
                                   ---------------------------------------------
                                   MARK HONIGSFELD, TRUSTEE